News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	July 9, 2020

Geotechnical Drilling Begins Along Tunnel Route

for Seabridge Gold's KSM Project

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that geotechnical drilling has begun along the proposed route of the Mitchell Treaty Tunnels ("MTT"), a key infrastructure component of its 100%-owned KSM gold-copper project in north western British Columbia, Canada. The permit for the drill program was obtained from the BC government on June 30, 2020.

The MTT is designed to connect the mine and mill, enabling the efficient transfer of ore to the mill from the mine site and the supply of electricity and transportation of fuel and other consumables in the opposite direction to the mine. The location of the mill and tailings management facility at some distance from the mines reflects the need for a site with suitable geotechnical characteristics where responsible tailings management can occur. Tunnels are more cost effective and less environmentally impactful than overland transport for the approved multi-decade mine life.

This year's drilling will consist of about 4,000 meters in 10 holes to obtain information on the condition of the rocks through which the tunnels will be driven. This data will help in the selection of the best excavation technology for tunnel construction. Instrumentation will also be installed for ongoing data collection that will further assist tunnel design. Later this summer Seabridge plans to undertake a geophysics and short borehole drill program to determine foundation properties for construction of one of the MTT''s key portals.

This summer's program will be conducted on Seabridge's mineral tenures and Crown land subject to mineral claims included in the Treaty Creek Project held by a joint venture among Tudor Gold Corp. ("Tudor"), American Creek Resources Ltd. and Teuton Resources Corp. The Crown land on which Seabridge will be conducting its drilling is also the land subject to the Licence of Occupation for the MTT route granted to Seabridge by the provincial government on September 27, 2014. The Licence of Occupation grants Seabridge rights to occupy the land of the MTT route for the purpose of constructing the MTT. Once Seabridge has evaluated the drill core for geotechnical characteristics, core from the Treaty Creek Project will be provided to Tudor. Seabridge will not assay the Treaty Creek Project core prior to delivering it to Tudor.

Seabridge Chairman and CEO Rudi Fronk noted that the size of this year's drill program has been scaled back from original plans due to the impact of the COVID-19 pandemic. "Our permit allows us to drill 40 holes, but we have limited this summer's program to only one drill rig and 10 holes to reduce the load on our camp facilities and protect our employees and contractors. We will be following a very detailed protocol to minimize risks to our workers and local Indigenous groups."

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net